Mail Stop 3628
 								October 26, 2005

By Facsimile (212) 953-7201 and U.S. Mail
Shane D. Pearson
Brookfield Homes Corporation
12865 Pointe Del Mar, Suite 200
Del Mar, California 92014

Re:  	Brookfield Homes Corporation
	Schedule TO-I
      Filed on October 14, 2005
	File No. 005-78721

Dear Mr. Pearson:

      We have the following comments on the above referenced filing.
Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.
Schedule TO
Offering to Purchase for Cash
Forward Looking Statements, page 5
1. The offer states that Brookfield "undertake[s] no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise." This disclosure appears to be inconsistent with your obligation under Rules 13e-4(c)(3) and 13e-4(e)(3) to amend the Schedule to reflect a material change in the information previously disclosed. Please revise and confirm your understanding.
6.  Certain Conditions of the Offer, page 19
2. We note that you will terminate the offer in the event a condition is triggered, "regardless of the circumstances giving rise to any such condition." Allowing acts or omissions by the company to trigger a condition to the offer may render the offer illusory in that the circumstances giving rise to the existence of a condition are within the control of the company. Please confirm your understanding of our position.

3. We refer you to the disclosure in the last paragraph of this section that your failure at any time to exercise any of the rights described in this section will not be deemed a waiver of such rights and that each right will be deemed an ongoing right that may be asserted at any time and from time to time. This language suggests that even once a condition is triggered, the company can decide whether it is advisable to proceed with the offer. We agree. However, when a condition is triggered and the company decides to proceed with the offer anyway, we believe that this constitutes a waiver of the triggered condition(s). You may not rely on this language to tacitly waive a condition of the offer by failing to assert it. In addition, please be aware that once you waive an offer condition, you may not "reassert" that condition without formally changing the terms of your offer, which may require an extension of the offer and dissemination of additional offer materials. Please revise and confirm your understanding in your response letter.

Closing
      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the issuer is in possession of all facts relating to its disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

	In connection with responding to our comments, please provide, in writing, a statement from Brookfield acknowledging that:

* the issuer is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

* the issuer may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      As appropriate, please amend your document in response to these comments. You may wish to provide us with marked copies of the amendment, if required, to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review.

      Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments. In addition, depending upon your response to these comments, a supplement may need to be sent to security holders.

      Please direct any questions to me at (202) 551-3456. You may also contact me via facsimile at (202) 772-9203.

         	               					Very truly
yours,



                 	          					Jeffrey B.
Werbitt
							Attorney-Advisor
							Office of Mergers &
Acquisitions

cc:	Daniel M. Miller
	Dorsey & Whitney LLP
	250 Park Avenue
	New York, New York 10177






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Shane D. Pearson
Brookfield Homes Corporation
October 26, 2005
Page 1